                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )

                         FOREST CITY ENTERPRISES, INC.
                         -----------------------------
                                (NAME OF ISSUER)

               CLASS A COMMON STOCK, $0.33 1/3 PAR VALUE PER SHARE
               ----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    345550107
                                    ---------
                                 (CUSIP NUMBER)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


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--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EQSF ADVISERS, INC.
         (EIN 13-3354359)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [   ]
                                                                (b)  [   ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                                 612,200
           NUMBER OF            ------------------------------------------------
            SHARES               6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                     NONE
                                 -----------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                               612,200
                                 -----------------------------------------------
             WITH                8       SHARED DISPOSITIVE POWER

                                                         NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,200

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                              [    ]

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11
                  3.17%

--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 12
                  IA

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!


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--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         M.J. WHITMAN ADVISERS, INC.
         (EIN 13-3686379)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                              (B)  [   ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                                 374,077
           NUMBER OF             -----------------------------------------------
            SHARES               6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                   NONE
                                 -----------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                               374,077
                                 -----------------------------------------------
             WITH                8      SHARED DISPOSITIVE POWER

                                                      NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  374,077

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                  [    ]

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 11
                  1.94%

--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 12
                  IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MARTIN J. WHITMAN
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [   ]
                                                                 (b)  [   ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

           NUMBER OF                             NONE  (SEE ITEM 4)
                                 -----------------------------------------------
                                 6      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             NONE
           OWNED BY              -----------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER

           REPORTING                             NONE  (SEE ITEM 4)
                                 -----------------------------------------------
          PERSON WITH            8      SHARED DISPOSITIVE POWER

                                                 NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-    (SEE ITEM 4)

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                   [  ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-

--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

         (A)      NAME OF ISSUER:

                  Forest City Enterprises, Inc. (the "Issuer").

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------
                   50 Public Square, 1100 Terminal Tower, Cleveland, OH  44113.
ITEM 2.

         (A)      NAME OF PERSON FILING:

     This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF"), M.J. Whitman Advisers, Inc. ("MJWA") and Martin J. Whitman, the Chief Executive Officer of EQSF and MJWA and controlling person of EQSF and MJWA. (EQSF, MJWA and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New York, New York 10017-2023.

         (C)      CITIZENSHIP:

                  The citizenship or place of organization of each of the reporting persons is as follows:

                  EQSF

                  New York State corporation.

                  MJWA

                  New York State corporation.

                  MARTIN J. WHITMAN

                  United States citizen.

         (D)      TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $.33 1/3 par value per share.

         (E)      CUSIP NUMBER:

                  345550107

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (E) Investment adviser registered under section 203 of the investment advisers act of 1940 (EQSF and MJWA).


ITEM 4.  OWNERSHIP.

                    (a) & (b) EQSF beneficially owns 612,200 shares, or 3.17% of the class of securities of the issuer. MJWA beneficially owns 374,077 shares, or 1.94% of the class of securities of the issuer.

                  (c)  (i) EQSF:  612,200
                           MJWA:  374,077

                      (ii) Not applicable.

                     (iii) EQSF:  612,200
                           MJWA:  374,077

                      (iv) Not applicable.

         Mr. Whitman disclaims beneficial ownership of all such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         ---------------------------------------------
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         ----------------------------------------------------------------
                  Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 550,000 of the shares reported by EQSF, Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 30,700 of the shares reported by EQSF, Third Avenue Value Portfolio of WRL Series Fund, has the right to receive dividends from, and the proceeds from the sale of, 3,000 of the shares reported by EQSF, Small Cap Value Portfolio of the Style Select Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 23,500 of the shares reported by EQSF, and Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 5,000 of the shares reported by EQSF. Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by MJWA.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
        ------------------------------------------------------------------------
                 Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         ----------------------------------------------------------
                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         -------------------------------
                  Not applicable.

ITEM 10. CERTIFICATION.
         --------------
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              MARCH 13, 2000
                                                              ---------------
                                                              (Date)




                                                     EQSF ADVISERS, INC.

                                                     BY:/S/ MARTIN J. WHITMAN

                                                     Martin J. Whitman
                                                     Chairman, President and
                                                     Chief Executive Officer



                                                     M.J. WHITMAN ADVISERS, INC.

                                                     BY:/S/ MARTIN J. WHITMAN

                                                     Martin J. Whitman
                                                     Chairman
                                                     and Chief Executive Officer

                                                     /S/MARTIN J. WHITMAN

                                                     Martin J. Whitman


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